**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 9, 2018**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Mesa Air Group, Inc.**

**File No. 333-226173 - CF# 36499**

_____

        Mesa Air Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 13, 2018, as amended.

        Based on representations by Mesa Air Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.10.1 | through July 13, 2028 |
| Exhibit 10.10.2 | through July 13, 2028 |
| Exhibit 10.10.3 | through July 13, 2028 |
| Exhibit 10.10.5 | through July 13, 2028 |
| Exhibit 10.10.6 | through July 13, 2028 |
| Exhibit 10.10.7 | through July 13, 2028 |
| Exhibit 10.10.9 | through July 13, 2028 |
| Exhibit 10.10.10 | through July 13, 2028 |
| Exhibit 10.10.11 | through July 13, 2028 |
| Exhibit 10.10.12 | through July 13, 2028 |
| Exhibit 10.11.1 | through October 5, 2025 |
| Exhibit 10.11.5 | through October 5, 2025 |
| Exhibit 10.11.7 | through October 5, 2025 |
| Exhibit 10.11.8 | through October 5, 2025 |
| Exhibit 10.11.9 | through October 5, 2025 |
| Exhibit 10.11.10 | through October 5, 2025 |
| Exhibit 10.11.11 | through October 5, 2025 |
| Exhibit 10.11.12 | through October 5, 2025 |
| Exhibit 10.11.13 | through October 5, 2025 |
| Exhibit 10.11.14 | through October 5, 2025 |
| Exhibit 10.11.15 | through October 5, 2025 |

| Exhibit 10.11.16 | through October 5, 2025 |
| Exhibit 10.11.17 | through October 5, 2025 |
| Exhibit 10.11.18 | through October 5, 2025 |
| Exhibit 10.11.19 | through October 5, 2025 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary